Exhibit 99.5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Hesai Group

禾賽科技*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

NOTICE OF CLASS B MEETING

to be held on March 3, 2026

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of Hesai Group (the “Company”) dated January 26, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that a class meeting of holders of Class B Ordinary Shares (the “Class B Meeting”) of the Company will be held at No. 28, Ciyun Road, Yancheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China on March 3, 2026 at 2:00 p.m., Beijing time (or shortly after the conclusion or adjournment of the Class A Meeting, which be convened on the same day and place), for the purposes of considering and, if thought fit, passing the following resolution:

1.	as an ordinary resolution, to consider and approve the Class-Based Resolution to amend and restate the Memorandum and the Articles.

The passing of the above resolution requires approval by a simple majority of the votes cast by the members of Class B Ordinary Shares who are present and voting in person or by proxy at the Class B Meeting. The quorum of the Class B Meeting shall be one or more members holding or representing by proxy at least one-third in nominal or par value amount of the issued Class B Ordinary Shares.

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on February 2, 2026, Hong Kong time, as the record date (the “Shares Record Date”) of Class B Ordinary Shares. Holders of record of the Class B Ordinary Shares (as of the Shares Record Date) are entitled to attend and vote at the Class B Ordinary Shares and any adjourned meeting thereof.

Holders of the ADSs as of the close of business on February 2, 2026, New York time (the “ADS Record Date”, together with the Shares Record Date, the “Record Dates”), who wish to exercise their voting rights for the underlying Class B Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

In order to be eligible to vote and attend the Class B Meeting, with respect to Class B Ordinary Shares registered on the Company’s register of members in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar in Hong Kong, Tricor Investor Services Limited must receive the proxy form by no later than 4:30 p.m., Hong Kong time, on February 2, 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong; and with respect to Class B Ordinary Shares registered on the Company’s principal register of members in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 6:00 p.m., Cayman Islands time, on Sunday, February 1, 2026 (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Class B Ordinary Shares on the Shares Record Date will be entitled to vote and attend the Class B Meeting.

PROXY FORMS AND ADS VOTING CARDS

A holder of Class B Ordinary Shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the Class B Meeting. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Class B Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Class B Ordinary Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at https://investor.hesaitech.com/.

Holders of record of the Class B Ordinary Shares on the Company’s Register of Members as of the Shares Record Date are cordially invited to attend the Class B Meeting in person. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of Class B Ordinary Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 2:00 p.m., Hong Kong time, on March 1, 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Class B Meeting; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on February 19, 2026 to enable the votes attaching to the

Class B Ordinary Shares represented by your ADSs to be cast at the Class B Meeting.

By Order of the Board of Directors,
Hesai Group
Dr. Yifan Li
Chairman of the Board, Executive
Director and Chief Executive Officer

Head Office:	Registered Office:
10th Floor, Building A No. 658 Zhaohua Road	PO Box 309, Ugland House Grand Cayman KY1-1104
Changning District, Shanghai 200050	Cayman Islands
People’s Republic of China

January 26, 2026

As of the date of this notice, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang as the independent non-executive Directors.

*        For identification purpose only